EXHIBIT 99.1

POET Technologies Announces Date Change and Sets Venue for Annual and Special Meeting of Shareholders

SAN JOSE, Calif., July 17, 2019 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (OTCQX: POETF; TSX Venture: PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides, and Photonic Integrated Circuits (PICs) for the data- and tele-communication markets, today announced a change in the meeting date for its annual and special meeting of shareholders (the “Meeting”).

A revised notice of the meeting date, now set for September 20, 2019 has been provided to the relevant intermediaries by TSX Trust, the Company’s transfer agent.  The extension of the meeting date is intended to allow the Company and the buyer of POET’s DenseLight subsidiary the time to secure all necessary internal approvals, except the required approval of POET’s shareholders.

The record date for the Meeting (the date on which those holding POET’s common stock as of the close of business will be entitled to vote in person or by proxy at the Meeting) has also been changed to August 9, 2019.  The Meeting will be held at 10:00am Eastern Time at Vantage Venues 150 King Street West, 27th Floor, Toronto, Ontario, on Friday, September 20, 2019.  Representatives of the buyer of DenseLight intend to be present at the Meeting.

Commenting on the revised schedule, Thomas Mika, POET’s Chief Financial Officer, stated: “We have made good progress on the drafting of a definitive share sale agreement and both parties have confirmed an expected closing date on or before October 31, 2019, a change from our previous indication of September 15.  We have postponed the shareholder meeting in order to provide that all necessary approvals on the part of the Buyer will have been secured by mid to late August.  This would allow us to include in the management information circular an agreement signed by both parties that is contingent solely on approval by POET’s shareholders.”

At the Meeting, in addition to the election of directors and the ratification of the appointment of the Company’s auditors, POET’s shareholders are expected to be asked to approve a resolution related to the Company’s proposed sale of its DenseLight subsidiary.  A management information circular pertaining to the matters to be acted upon at the Meeting will be made available to shareholders of record as of the Record Date prior to the Meeting. The Meeting Date and location are subject to further postponement or change at the discretion of the Company.

About POET Technologies Inc.
POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques, enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Ottawa, Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the Meeting, the vesting of stock options, the Company’s expectations for the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, completing the sale transaction of DenseLight, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products, and the timing and location of the Special Meeting of the Shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital, and its ability to complete all the agreements required for the sale of the subsidiary in enough time to hold a Special Meeting on the announced date. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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